United States securities and exchange commission logo





                          February 8, 2024

       Steven Dunn
       President and Chief Executive Officer
       abrdn Silver ETF Trust
       c/o abrdn ETFs Sponsor LLC
       1900 Market Street Suite 200
       Philadelphia, PA 19103

                                                        Re: abrdn Silver ETF
Trust
                                                            Registration
Statement on Form S-3
                                                            Filed February 1,
2024
                                                            File No. 333-276822

       Dear Steven Dunn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Crypto Assets